As filed with the Securities and Exchange Commission on October 10, 2003

Registration Statement No. 333-_________

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_______________________

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

KOS PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its governing instruments)

Florida (State or other jurisdiction of incorporation or organization)	65-0670898 (I.R.S. Employer Identification No.)

1001 Brickell Bay Drive, 25th Floor
Miami, Florida 33131
(305) 577-3464
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Andrew I. Koven, Esq.	Copies of communications to:
Senior Vice President, General Counsel
Kos Pharmaceuticals, Inc.
110 Fieldcrest Avenue, 2nd Floor
Edison, New Jersey 08837
(732) 512-6579
(Name, address, including zip code, and telephone number,
including area code, of agent for service)	Rodney H. Bell, Esq. Holland & Knight LLP 701 Brickell Avenue, Suite 3000 Miami, Florida 33131 (305) 374-8500

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class	Amount to be	Offering Price	Aggregate Offering	Amount of
of Securities to be Registered	Registered	Per Share	Price (1)(2)	Registration Fee (3)

Common Stock, $.01 par value	1,500,000	$35.66	$53,490,000	$4,328

(1)	Estimated solely for the purpose of calculating the registration fee based upon the average of the high and low prices for the common stock reported on the Nasdaq National Market on October 8, 2003.

(2)	Excludes $200,000,000 of securities previously registered on Form S-3 (File No. 333-68874), as amended, which are covered by the Prospectus included in this Registration Statement pursuant to Rule 429. The Registrant previously paid filing fees of $50,000 in respect of these previously registered securities.

(3)	Calculated pursuant to Rule 457(c) of the rules and regulations under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the prospectus included in this Registration Statement also relates to $200,000,000 of unsold securities registered under Registration Statement No. 333-68874, as amended, in respect of which a registration fee of $50,000 was paid on August 31, 2001.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

(Subject to Completion, dated October 10, 2003)

PROSPECTUS

$_______________

[LOGO]

KOS PHARMACEUTICALS, INC.

Common Stock, Preferred Stock,
Common Stock Warrants, and Preferred Stock Warrants

     This prospectus is part of a registration statement we filed with the Securities and Exchange Commission using a “shelf” registration process. This means we may directly or through agents, dealers or underwriters designated from time to time sell from time to time up to $200,000,000 (or, if applicable, the equivalent thereof in other currencies) in the aggregate, subject to the limitations set forth below, of

•	shares of our common stock,

•	shares of our preferred stock, in one or more series,

•	options, warrants and other rights to purchase shares of our common stock or shares of our preferred stock

     In addition, this prospectus relates to the proposed sale from time to time of up to an aggregate of 1,500,000 shares of our common stock by the selling shareholder named under the caption “Selling Shareholder” in this prospectus and any amendment to this prospectus. The Selling Shareholder may sell the shares held for its own account or the shares may be sold by donees, transferees, pledgees or other successors in interest that receive such shares from the Selling Shareholder as a gift or other non-sale related transfer.

     We will circulate a prospectus supplement each time we plan to issue our common stock, preferred stock or options, warrants and other rights to purchase shares of our common stock or shares of our preferred stock. The prospectus supplement will provide you with a description of the securities to be issued, inform you about the specific terms of that offering and also may add, update or change information contained in this prospectus.

     You should read this prospectus and any prospectus supplement carefully before you invest. We will not receive any proceeds from the sale of shares of our common stock by the Selling Shareholder. We are paying all of the expenses of this offering.

     Our common stock is listed on the Nasdaq National Market under the symbol “KOSP.” On October 8, 2003, the last reported sale price for our common stock on the Nasdaq National Market was $35.44 per share.

     Our offices are located at 1001 Brickell Bay Drive, 25th Floor, Miami, Florida 33131, and our telephone number is (305) 577-3464.

     INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 6.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is ___________, 2003

THE COMPANY
RISK FACTORS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF SECURITIES
USE OF PROCEEDS
SELLING SHAREHOLDER
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
CONSENT OF ERNST & YOUNG LLP
NOTICE REGARDING CONSENT OF ARTHUR ANDERSEN LLP

YOU SHOULD RELY ONLY ON INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION.

As used in this prospectus, unless the context requires otherwise, “we” or “us” or “Kos” or the “Company” means Kos Pharmaceuticals, Inc., a Florida corporation.

FORWARD-LOOKING STATEMENTS

This prospectus contains information that includes or is based upon forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Forward-looking statements are expectations or forecasts of future events. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They frequently are accompanied by words such as “anticipate,” “estimate,” “expect,” “project”, “intend,” “plan,” “believe,” and other words and terms of similar meaning. In particular, these include statements relating to our ability to: increase the size of our sales force and the amount of the sales of our products; successfully develop and commercialize new products under development and within expected timeframes; continue our strong financial performance and that of our products; increase our stock price; protect the strength of our patents; commercialize our products outside the United States and the success of our relationship with Merck KGaA; achieve our goals for future sales levels, operating margins, earnings growth, and shareholder value; and meet our expectations regarding future capital needs. These forward-looking statements are subject to risks and uncertainties which may cause actual results to differ materially from those projected in a forward-looking statement. Further, certain forward-looking statements are based upon assumptions of future events, which may not prove to be accurate. Important factors that could cause our actual results to differ materially from that expressed or implied in our forward-looking statements in his prospectus, or in the documents we incorporate by reference into the prospectus, are set forth in the “Risk Factors” section in this prospectus. All forward-looking statements included in this prospectus and the documents we incorporate by reference are made only as of the date of this prospectus, and we do not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur or which we hereafter become aware of. Subsequent written and oral forward looking-statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth below and elsewhere in this prospectus and in other reports filed by us with the Securities and Exchange Commission.

THE COMPANY

     Kos Pharmaceuticals, Inc. is a fully-integrated specialty pharmaceutical company engaged in the development and commercialization of proprietary prescription products for the treatment of chronic cardiovascular and respiratory diseases. We manufacture our lead products, Niaspan and Advicor, and currently market them directly through our own specialty sales force and through a sales force provided by a contract sales organization. Our products under development directed to cardiovascular disease consist of controlled-release, once-a-day, oral dosage formulations. Our respiratory products under development consist of aerosolized inhalation formulations to be used primarily with our proprietary inhalation devices.

     We believe that substantial market opportunities exist for developing drugs that are reformulations of existing approved prescription pharmaceutical products, but which offer certain safety advantages (such as reduced harmful side effects) or patient compliance advantages (such as once-a-day rather than multiple daily dosing regimens) compared with existing formulations of such products. We believe that developing proprietary products based on currently approved drugs, rather than new chemical entities, may reduce regulatory and development risks and, in addition, may facilitate the marketing of such products because physicians are generally familiar with the safety and efficacy of such products. All of our products currently under development require new drug application filings with the U.S. Food and Drug Administration, or the FDA. Although such new drug application filings are more expensive and time consuming than abbreviated new drug applications, products that require a new drug application approval offer several advantages compared with generic products, including the potential for higher gross margins, limited competition resulting from significant clinical and formulation development challenges, and potential for a thirty-month statutory barrier to generic competition.

     The principal elements of our current business strategy are as follows: (i) select products with unrealized commercial potential where safety or patient compliance may be improved; (ii) focus on the large, rapidly growing cardiovascular and respiratory markets, which include many chronic diseases requiring long-term therapy; (iii) develop proprietary formulations of currently approved pharmaceutical compounds; (iv) manage internally the clinical development of our products; (v) manufacture our products internally, or where necessary, using a contract manufacturer; (vi) market our products directly through our specialty sales force, which we may supplement with a contract sales organization or other co-promotion partners; and (vii) leverage our core competencies through corporate and academic alliances.

     On July 28, 1997, we received clearance from the FDA to market Niaspan for the treatment of mixed lipid disorders. Niaspan is the only once-a-day formulation of a niacin product ever approved by the FDA for the treatment of mixed lipid disorders. Niaspan is indicated for the following: (i) reduce elevated total cholesterol, low-density lipoprotein cholesterol, commonly referred to as LDL or “bad cholesterol,” and apolipoprotein B, another lipid particle, and increase low high-density lipoprotein cholesterol, commonly referred to as HDL or “good cholesterol;” (ii) reduce very high serum triglycerides, which are fatty substances in the blood that contribute to heart disease; (iii) reduce elevated total and LDL cholesterol when used in combination with a bile-binding resin, which is a different class of drugs that reduces bad cholesterol; (iv) reduce recurrent nonfatal myocardial infarction, or the recurrence of nonfatal heart attacks; and (v) promote the regression or slow the progression of atherosclerosis, which is a medical condition involving the narrowing of the arteries to the heart, when combined with bile-binding resins.

     We market Niaspan directly to specialist physicians within the cardiovascular market who specialize in treating patients with coronary heart disease and who are among the leading prescribers of lipid-altering medications. Such “lipid-management specialists,” who largely focus on treating the 14 million Americans who are estimated by the American Heart Association to have coronary heart disease, consist principally of cardiologists, endocrinologists, and internists. Of the 14 million Americans estimated to have coronary heart disease, about 40% have low levels of HDL cholesterol as their primary lipid abnormality. We believe that patients with low HDL or multiple lipid disorders would benefit from Niaspan therapy. Many such patients may be candidates for combination therapy using principally an HMG-CoA reductase inhibitor, or “statin”, to reduce LDL combined with Niaspan to raise HDL, lower triglycerides, and enhance the statin’s LDL efficacy. Since the launch of Niaspan, we have found that many lipid specialists are receptive to using combination therapy to treat their refractory patients in order to address all of the lipids that may contribute to a coronary event. During 2002, over 70% of the approximately 15,000 cardiologists present in the U.S. cardiovascular market prescribed Niaspan and since 1997 more than 140,000 physicians have prescribed Niaspan at least once.

     On December 17, 2001, we received clearance from the FDA to market Advicor (extended-release niacin/lovastatin) tablets. The approval of Advicor marks the first time that the FDA has approved a combination product for the safe and efficacious treatment of cholesterol disorders. We began detailing Advicor to physicians on January 28, 2002. Advicor is a single tablet formulation containing Niaspan and lovastatin. We believe that a once-a-night tablet with the combined complementary properties of Niaspan and lovastatin represents an effective method for treating patients with mixed lipid disorders.

     Advicor is indicated for the treatment of primary hypercholesterolemia and mixed dyslipidemia in patients previously treated with either component and who require additional lipid modification for LDL and HDL cholesterol, and triglycerides beyond that achieved by the individual components. Advicor is not indicated for initial therapy. In multicenter clinical trials, Advicor was generally well-tolerated with a safety profile comparable to that of Niaspan and lovastatin alone. The most frequently reported adverse events included flushing, upset stomach, and rash. As with other lipid-altering drugs, periodic monitoring of liver enzymes is recommended as is observation for muscle weakness and a rare but serious adverse event that leads to a breakdown of muscle tissue. Advicor is contraindicated for pregnant or nursing women or for patients with liver problems or active peptic ulcer.

     Similar to Niaspan, we market Advicor directly to specialist and primary care physicians within the cardiovascular market who specialize in treating patients with coronary heart disease and who are among the leading prescribers of lipid-altering medications. We believe that patients requiring treatment for primary hypercholesterolemia or mixed dyslipidemia who require additional lipid modification for LDL and HDL cholesterol and triglycerides, beyond that achieved by the individual drug components, would benefit from Advicor therapy. We also believe that this patented once-a-night product will offer improvements in patient compliance compared with taking each component of the drug independently under its recommended dosing regimen. Moreover, based on market research and on historical Niaspan prescribing trends, we have found that many lipid specialists are receptive to using combination therapy to treat their refractory patients in order to address all of the lipids that may contribute to a coronary event.

     On October 23, 2002, we signed an exclusive international commercialization agreement with Merck KGaA, referred to as Merck, to market the Niaspan and Advicor products outside the United States, Canada and Japan. Under terms of the agreement, Merck will provide us up to $61 million in licensing, milestone and reimbursement payments, including $15 million of upfront payments, of which $12.5 million are reimbursable by us if we fail to achieve certain regulatory milestones. The milestone payments are dependent on the achievement of certain regulatory approvals and sales thresholds. We will also receive 25% of net sales of the products in the territory covered by the agreement, which includes the cost of goods sold. Merck will be responsible for conducting phase IV clinical studies and commercialization activities while we are responsible for obtaining initial marketing authorization in all European countries and the supply and manufacturing of the products. Through June 30, 2003, we have received $15 million in upfront and reimbursement payments from Merck. Of this amount, $0.1 million was offset against research and development expenses during the quarter ended June 30, 2003. The majority of these payments, however, will be recognized as revenue in future periods upon our achievement of certain regulatory milestones.

General Information About Us

     As of September 30, 2003, we had 854 employees. Our predecessor, Kos Holdings, Inc., which was previously named Kos Pharmaceuticals, Inc., was incorporated in Florida on July 1, 1988. Our wholly-owned subsidiaries include, Aeropharm Technology, Inc., IEP Pharmaceutical Devices, Inc., and Kos Life Sciences, Inc. Our principal executive offices are located at 1001 Brickell Bay Drive, 25th Floor, Miami, Florida 33131, and our telephone number is (305) 577-3464.

     As used in this Prospectus, unless the context requires otherwise, “we”, “us”, “our”, “Kos” or the “Company” means Kos Pharmaceuticals, Inc. and its consolidated subsidiaries. Italicized terms in this Prospectus indicate trademarks or other protected intellectual property that we own or license. Niaspan® and Advicor® are trademarks of Kos Pharmaceuticals, Inc. Mavik® and Tarka® are trademarks of Abbott Laboratories Inc.

RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING US AND OUR BUSINESS BEFORE PURCHASING THE SECURITIES OFFERED IN THIS PROSPECTUS.

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our operations. If any of the following risks were to materialize, our business, financial condition or results of operations could be materially adversely affected. Were that to occur, the trading price of our common stock could decline, and you could lose all or part of your investment.

Our success depends on our ability to market and sell increasing quantities of Niaspan and Advicor.

     Our success depends primarily upon our ability to successfully market and sell increasing quantities of the Niaspan and Advicor products. Our ability to successfully sell increasing quantities of the Niaspan and Advicor products will depend significantly on the continued acceptance of the Niaspan product by physicians and their patients despite the introduction of Advicor. As a consequence of the on-going commercialization of our Advicor product, which is a combination product including Niaspan and a statin, prescription levels for Niaspan may be adversely affected to the extent a significant number of physicians prescribe Advicor as a substitute product for their patients who are currently taking Niaspan. Such substitution could have an adverse effect on the growth of the combined revenue generated from the sale of our products. We believe that intolerable flushing and potential liver toxicity associated with other currently available formulations of niacin are the principal reasons why physicians generally have been reluctant to prescribe or recommend such formulations. Flushing episodes are often characterized by facial redness, tingling or rash, and are a side effect that often occurs when humans ingest niacin. Currently available formulations of niacin generally either require, in the case of immediate-release niacin, the patient to take niacin several times per day, resulting in multiple flushing episodes, or result, in the case of sustained-release niacin, in liver toxicity. Although most patients taking the Niaspan and Advicor products will sometimes flush, the formulation and dosing regimen for Niaspan and Advicor have been designed to maximize patient acceptance and minimize the occurrence of flushing and liver toxicity. If, however, a significant number of patients using the Niaspan and Advicor products were to suffer episodes of flushing that they consider intolerable or to suffer other side effects, physicians may discontinue prescribing the Niaspan and Advicor products or patients may stop taking Niaspan and Advicor, which would have a material adverse effect on our business. Unanticipated side effects or unfavorable publicity concerning the Niaspan or Advicor products or any other product incorporating technology or ingredients similar to those used in the Niaspan or Advicor products also could have an adverse effect on our ability to obtain regulatory approvals or to achieve acceptance by prescribing physicians, managed care providers, or patients, any of which would have a material adverse effect on our business.

     On January 28, 2002, we began commercializing the Advicor product. Our ability to successfully sell increasing quantities of the Advicor product will depend significantly on the increasing acceptance of the Advicor product by physicians and their patients. If a significant number of patients using the Advicor product were to suffer episodes of flushing that they consider intolerable or to suffer more serious side effects, such as rhabdomyolysis or myopathy, physicians may discontinue prescribing the Advicor product or patients may stop taking Advicor, which would have a material adverse effect on us. Rhabdomyolysis is a rare disease in which serious muscle damage results in release of muscle cell contents into the bloodstream, which may be fatal. Myopathy is a disorder of muscle tissue or muscles that can result from endocrine disorders, metabolic disorders, infection or inflammation of the muscles, and from certain drugs. We are not aware of any reported cases of rhabdomyolysis or myopathy that were determined to be caused by patients taking Advicor although there have been several cases where Niaspan (one of the principal ingredients in Advicor) or Advicor have been identified as possible causes of myopathy. Unanticipated side effects or unfavorable publicity concerning the Advicor product or any other product incorporating technology or ingredients similar to those used in the Advicor product also could have an adverse effect on our ability to maintain regulatory approvals or to achieve acceptance by prescribing physicians, managed care providers, or patients, any of which would have a material adverse effect on our business.

     In addition, Advicor may prove to be difficult to successfully sell because the cholesterol market is dominated by competitors with significantly larger sales forces and with significantly greater marketing resources than us. Further, Advicor is a combination of two well-known cholesterol drugs, niacin and lovastatin, that have been available for a significant period of time. Although the combination of these drugs is highly effective in improving all of the major components of cholesterol, it is possible that physicians may not prescribe Advicor because it is not as new as more recently introduced compounds, such as the potent statin products marketed by our competitors. Also, because Advicor is a combination of two currently available drugs, Advicor has been approved by the FDA for the improvement of cholesterol disorders in patients who were not able to achieve desired cholesterol improvements by taking either Niaspan or lovastatin alone. Consequently, although such an approved treatment indication is standard for combination drugs such as Advicor, it is possible that physicians will not prescribe Advicor until they have first prescribed either Niaspan, lovastatin, or another statin alone and subsequently determined that their patients need Advicor to achieve desired cholesterol improvements. Similarly our ability to successfully sell increasing quantities of the Advicor product may be adversely affected by the November 2002 release of Zetia, part of a new class of cholesterol-lowering agents, and by the September 2003 release of Crestor, a new, highly powerful statin product. Zetia is being marketed by Merck/Schering-Plough Pharmaceuticals, which is a joint venture between Merck & Co., Inc. and Schering-Plough Corporation, and Crestor is marketed by AstraZeneca PLC. Merck/Schering-Plough Pharmaceuticals and AstraZeneca are both competitors with substantially greater resources than Kos. Zetia is part of a new class of cholesterol-lowering agents that inhibit the intestinal absorption of cholesterol. Crestor is a type of statin drug that is highly effective in reducing LDL cholesterol, but is less effective than our products in modifying HDL cholesterol, triglycerides and other forms of cholesterol. Our future sales of Advicor may also be affected by the potential release of several other new combination statin drugs in the future. Further, there are at least nine versions of generic lovastatin, one of the components of Advicor, that have been launched into the cholesterol market, which could adversely affect demand for Advicor. Consequently, our effort to sell increasing quantities of the Advicor product may be unsuccessful.

We are involved in litigation, the outcome of which could have a significant effect on our business.

     On January 23, 2002, we received notice from Barr Laboratories, Inc., referred to as Barr, that it had filed with the FDA an abbreviated new drug application, commonly called an ANDA, that would, if approved, allow Barr to market a generic version of our 1000 mg Niaspan product. Under the patent laws of the United States, the filing of an ANDA for a pharmaceutical composition or method of use that is currently protected by a patent, such as Niaspan, constitutes an act of infringement. As a result, on March 4, 2002, we filed a patent infringement lawsuit against Barr in the Southern District of New York. On March 11, 2002, we filed an amended complaint. In this lawsuit, we assert that Barr has infringed the ‘428 and ‘930 patents. Under the FDA statute, the filing of a patent infringement suit by us suspends the ANDA approval process for 30 months or until the infringement suit is resolved. On March 25, 2002, Barr answered the amended complaint by denying that the ‘428 and ‘930 patents are valid and infringed, and seeking a declaratory judgment to that effect. On August 19, 2002, Barr amended its answer to add counterclaims requesting a declaratory judgment that two other patents owned by Kos, U.S. patent number 5,126,145 and 5,268,181, are not infringed, and that the ‘181 patent is invalid.

     On July 9, 2002, we received notice from Barr that it had filed an ANDA with the FDA that would, if approved, allow Barr to market generic versions of our 500 mg and 750 mg Niaspan products. On August 13, 2002, we filed a second patent infringement lawsuit against Barr also in the Southern District of New York. Again, we asserted that Barr has infringed the ‘428 and ‘930 patents. On September 3, 2002, Barr answered the complaint by denying infringement and alleging that the patents are invalid. Barr also sought a declaratory judgment that the ‘428, ‘930, ‘145, and ‘181 patents are not infringed, and that the ‘428, ‘930, and ‘181 patents are invalid. The two cases were consolidated on September 23, 2002. On September 30, 2002, we received notice from Barr that it had filed a Supplemental Paragraph IV Certification relating to our ‘715 patent. We filed a third lawsuit on November 12, 2002, against Barr in the Southern District of New York asserting infringement of this patent. On December 3, 2002, Barr answered the complaint by denying that the ‘715 patent is valid and infringed, and enforceable, and seeking a declaratory judgment of invalidity. Barr also sought a declaratory judgment that the ‘428, ‘930, ‘145, and ‘181 patents are not infringed, and that the ‘428, ‘930 and ‘181 patents are invalid. The third case was consolidated with the first two on January 23, 2003. On March 4, 2003, we replied to Barr’s declaratory judgment counterclaims by denying that our patents are invalid or not infringed. We also sought a declaratory judgment that one or more of Barr’s products will infringe the ‘145 and ‘181 patents.

     This current litigation is costly and time consuming, and we cannot assure you that we will be successful. In addition, such litigation may result in financial losses or harm to our reputation, and may divert management resources and attention from our operations. If Barr is successful in this litigation, our ‘428, ‘930 and ‘181 and ‘715 patents could be found to be invalid and unenforceable. If such patents are invalid and unenforceable, we would be unable to prevent Barr from marketing a generic version of the Niaspan product, which would have a material adverse effect on our business. We would also be unable to prevent other companies from introducing generic and other competing products into the market place. Furthermore, there could be an increased risk that other companies would challenge our proprietary rights or claim that our products infringe on their patents.

We may need to raise additional capital.

     In order to finance our operations, as of June 30, 2003, we have borrowed a total of $80 million from Michael Jaharis, our principal shareholder, director, and Chairman Emeritus. We can borrow up to an additional $50 million from Mr. Jaharis under agreements currently in place; provided that the conditions of borrowings have been satisfied including, without limitation, that the death of lender shall not have occurred. The repayment of funds borrowed from Mr. Jaharis are secured by the pledge of all of our assets to him. As a result, if we are unable to repay the loans as they become due, we could be forced to liquidate our assets or transfer all of such assets to Mr. Jaharis. We have spent, and will continue to be required to spend, substantial funds to continue research and development activities, including clinical trials of our products under development, and to commercialize the Niaspan and Advicor products and our other products under development, if regulatory approvals are obtained for such products under development. We believe that we have sufficient resources, including funds available to us under loans from Mr. Jaharis, to fund our operations through at least the next twelve months. Even with the proceeds from these sources, however, we may need or elect to raise additional capital prior to such date. Our ability to fund our operating requirements and maintain an adequate level of working capital for the next twelve months will depend primarily on: the near-term commercial success of Niaspan and Advicor; our ability to meet the conditions necessary to obtain funding under our lines of credit, including, without limitation, that the death of lender shall not have occurred; the problems, delays, expenses and complications frequently encountered by companies at this stage of development; the progress of our research, development, and clinical trial programs; the costs and timing of seeking regulatory approvals of our products under development; our ability to obtain such regulatory approvals; costs in filing, prosecuting, defending, and enforcing patent claims and other intellectual property rights; the extent and terms of any collaborative research, manufacturing, marketing, or other arrangements; and changes in economic, regulatory, or competitive conditions or our planned business. Estimates about the adequacy of funding for our activities are based on certain assumptions, including assumptions regarding the marketing and sales success of the Niaspan and Advicor products, the regulatory and commercial success of the Advicor product, and that testing and regulatory procedures relating to our other products under development can be conducted at projected costs and within projected time frames. To the extent these assumptions prove to be inaccurate, we may have insufficient resources to fund our operations as currently planned.

     To satisfy our capital requirements, we may seek to raise funds in the public or private capital markets. Our ability to raise additional funds in the public markets may be adversely affected if sales of the Niaspan and Advicor products do not increase rapidly; if the results of the clinical trials for our products under development are not favorable; or if regulatory approval for any of our products under development is not obtained. We may seek additional funding through corporate collaborations and other financing vehicles. If adequate funds are not available to us, or if available, their terms are unacceptable, we may be required to significantly reduce our marketing activities for the Niaspan and Advicor products or curtail significantly one or more of our research or development programs or we may be required to obtain funds through arrangements with future collaborative partners or others that may require us to relinquish rights to the Niaspan or Advicor products or to some or all of our technologies or products under development or take significant cost-reducing actions or both. If we are successful in obtaining additional financing, the terms of the financing may have the effect of diluting or adversely affecting the holdings or the rights of the holders of our securities.

We are uncertain as to our future profitability and our ability to utilize our tax loss carryforwards.

     To date, we have dedicated most of our financial resources to the development and commercialization of the Niaspan and Advicor products, the development of other products, and general and administrative expenses. Our ability to maintain profitability will depend, among other things, on the commercial success of the Niaspan and

Advicor products; on our ability to successfully exploit our manufacturing and sales and marketing capabilities; on our ability to complete the development of, and obtain regulatory approvals for, and achieve market acceptance for our products under development; and on our ability to maintain sufficient funds to finance our activities. As of June 30, 2003, our accumulated deficit was $270 million. In connection with the transfer of operations from Kos Holdings, Inc. to us on June 30, 1996, net operating loss carryforwards amounting to approximately $51 million and related tax benefits remained with Kos Holdings, Inc. and were not transferred to us. Consequently, we may utilize net operating loss carryforwards sustained subsequent to June 30, 1996, amounting to approximately $200 million as of June 30, 2003, to offset future taxable net income, if any. If we are unable to achieve or sustain profitability, however, such carryforwards may not be utilized.

We have limited sales and marketing resources.

     Although we market the Niaspan and Advicor products and intend to market our products under development through our own specialty sales force, including sales representatives available exclusively to us under a contract sales force arrangement, substantial resources will continue to be required for us to promote the sale of such products. Because our current marketing resources are limited, we may be unable to devote sufficient resources to the Niaspan and Advicor products, or to our products under development to achieve increasing market acceptance of such products. In addition, we may not be able to enter into co-promotion arrangements on terms acceptable to us or our potential co-promotion partners. Our failure to expend the resources to adequately promote the Niaspan and Advicor products or our other products under development would have a material adverse effect on us, our business, and results of operations.

     Moreover, because we have fewer sales persons than our competitors, our sales force may be unable to detail successfully physicians who prescribe lipid-altering medications. We may not be able to retain our current sales representatives. Even if we hire additional representatives, they may not be immediately effective in promoting the sale of the Niaspan and Advicor products. As a result, we may be unable to generate significantly increased sales of the Niaspan or Advicor products. The failure of our sales representatives to generate increased sales of the Niaspan and Advicor products would have a material adverse effect on our operating results.

We are controlled by an existing shareholder.

     Michael Jaharis, our principal shareholder, director, and Chairman Emeritus owns, directly or indirectly, 8,590,070 shares of our Common Stock as of September 30, 2003, or approximately 39% of the common stock then outstanding. Accordingly, Mr. Jaharis can control the outcome of certain shareholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our Articles of Incorporation, and the approval of mergers and other significant corporate transactions. This level of concentrated ownership by one person may have the effect of delaying or preventing a change in the management or voting control of us. In addition, a line of credit totaling $50,000,000 between us, Mr. Jaharis and his spouse, or her transferee, gives each of them the right to convert (at $4.91 per share) amounts owed to them by us under such line of credit into shares of our Common Stock. Another line of credit gives Mr. Jaharis the right to exercise warrants to purchase six million shares of our Common Stock at $5.00 per share. The warrants are non-detachable and can be exercised only through the conversion of principal and interest accumulated under the line of credit. If this conversion option and warrant exercise were to occur, Mr. Jaharis’ direct or indirect ownership of our Common Stock would increase to 19,681,719 shares, or approximately 51.5% of the common stock outstanding, and Mary Jaharis or her transferee would control 5,135,875 shares, or approximately 13.5% of the common stock outstanding, in each case assuming such conversion and warrant exercises had occurred as of September 30, 2003. After the completion of the offering, and assuming that all of the shares included on behalf of the Selling Shareholders are sold in the offering, Mary Jaharis and her transferee, Wilson Point Holdings LP, would own approximately 9.5% of the outstanding shares of our Common Stock.

We face competition from other, larger manufacturers that directly compete with our products.

     Many products are commercially available for the treatment of elevated LDL cholesterol, and the manufacturers of such products, individually and collectively, have significantly greater financial resources and sales and manufacturing capabilities than those available to us, including combined field sales forces exceeding 12,000 persons, compared with our approximately 525 person field sales force, including approximately 150 contract sales force representatives. Our direct competitors and their respective competitive products include, among others:

•	Abbott (Tricor)

•	Bristol-Myers Squibb (Pravachol)

•	Merck (Zocor and Mevacor)

•	Novartis (Lescol)

•	Pfizer (Lipitor and Lopid)

•	Sankyo (Welchol)

•	Merck/Schering-Plough (Zetia)

•	AstraZeneca (Crestor)

     We estimate that as of September 30, 2003, the existing Niaspan and Advicor prescriptions account for slightly more than 3.1% of the total prescriptions currently being written in the United States for cholesterol-lowering pharmaceutical compounds. In addition, Zetia, part of a new class of cholesterol-lowering agents that inhibit the intestinal absorption of cholesterol, was launched in November 2002 by Merck/Schering-Plough Pharmaceuticals, and Crestor, a new highly powerful statin product, was launched during September 2003 by AstraZeneca. Both Merck/Schering-Plough Pharmaceuticals and AstraZeneca are competitors who have substantially greater resources than those available to us. Further, several other new combination statin drugs may be marketed during the next few years. Finally, there are at least nine versions of generic lovastatin, one of the components of Advicor, currently being marketed in the cholesterol market. The existence of distributors of generic lovastatin and the competitive environment they create may inhibit the Niaspan and Advicor products from competing successfully or from achieving increased sales. Moreover, the active ingredient in Niaspan, niacin, is available in several other formulations, most of which do not require a prescription. Although we believe that there are no other currently available niacin formulations that have been approved by the FDA specifically for once-a-day dosing, physicians may decide to prescribe or recommend some of these unapproved niacin formulations, using the Niaspan product’s dosing regimen, to try to achieve the same results as Niaspan. Substitution of other niacin formulations for the Niaspan product could have a material adverse effect on us. Moreover, manufacturers of other niacin formulations could promote their products using the Niaspan product’s dosing regimen and could promote the sale of their products to treat the indications for which we have received clearance to market Niaspan. Although such promotion would be a violation of FDA regulations, the significant occurrence of such practices would have a material adverse effect on our business. Moreover, many established pharmaceutical and biotechnology companies, universities, and other research institutions with resources significantly greater than ours may develop products that directly compete with our products. Even if our products under development prove to be more effective than those developed by other entities, such other entities may be more successful in marketing their products than us because of greater financial resources, stronger sales and marketing efforts, and other factors. If these entities are successful in developing products that are safer, more effective, or less costly than the products developed by us, our products may be unable to compete successfully with any of those products.

We may not be able to obtain marketing authorization for our products under development.

     On October 23, 2002, we signed an exclusive international commercialization agreement with Merck to market the Niaspan and Advicor products outside the United States, Canada and Japan. Under terms of our agreement with Merck, Merck will provide to us up to $61 million in licensing, milestone and reimbursement payments, including $15 million in upfront payments. We are responsible for obtaining initial marketing authorization in all European countries and the supply and manufacturing of the products.

     Pursuant to the agreement with Merck, if marketing authorization is not obtained for Niaspan or Advicor in certain countries and within certain timeframes, Merck will have the right to terminate the agreement, and we will be required to reimburse Merck for up to $12.5 million of the upfront payments. In addition, other milestone payments payable to us under the agreement are dependent on the achievement of marketing authorization of Niaspan in certain countries, the achievement of marketing authorization of Advicor in certain countries, and achieving certain net sales thresholds of Niaspan and Advicor.

     In 1999, we received marketing approval for Niaspan in the United Kingdom, and in 2002, submitted Advicor for marketing approval in the United Kingdom. We entered Niaspan into the Mutual Recognition Procedure in September 2003; however, no action has been taken with respect to additional approvals pursuant to this procedure, and we cannot be certain that we will receive any additional approvals for Niaspan in other countries in Europe. There is no certainty that marketing authorizations for the Niaspan and Advicor products will be obtained under the mutual recognition procedures, or, with respect to Advicor, at all, and there could be delays in the granting of such authorizations. Consequently, we may be required to reimburse Merck for up to $12.5 million of the upfront payments and may not receive any of the milestone payments under the agreement with Merck. Our failure to receive additional approvals for Niaspan and Advicor would have an adverse effect on our ability to sell products outside the United States and would have a negative impact on our relationship with Merck.

There is no assurance that the cost of our products will be reimbursed by third-party payors.

     Our ability to commercialize successfully our products under development is dependent in part on the extent to which appropriate levels of reimbursement for the Niaspan and Advicor products, or for the other products we sell are obtained from government authorities, private health insurers, and managed care organizations such as health maintenance organizations or HMOs. We estimate that, through June 30, 2003, approximately $356 million, or 72%, of our cumulative Niaspan and Advicor revenue has been subjected to the reimbursement rules of such organizations. Managed care organizations and other third-party payors are increasingly challenging the pricing of pharmaceutical products. The trend toward managed healthcare in the United States, the growth of organizations such as HMOs, and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of pharmaceutical products, resulting in lower prices and reduced demand for Niaspan, Advicor, or our products under development. Such cost containment measures and potential legislative reform could affect our ability to sell Niaspan, Advicor, or our products under development and may have a material adverse effect on our business. Significant uncertainty exists about the reimbursement status of newly approved pharmaceutical products. Although we have obtained approvals for reimbursement for the cost of Niaspan and Advicor from many third-party payors, such approvals, in the United States and in foreign countries, may be discontinued or unavailable for Niaspan, Advicor or any of our products under development. The unavailability or inadequacy of third-party reimbursement for Niaspan, Advicor, or our products under development may reduce the demand for, or negatively affect the price of, these products, which would have a material adverse effect on us.

The departure of key personnel could have a detrimental effect on us.

     Our success is dependent on our ability to attract and retain highly qualified scientific, management, and sales personnel. In April 2001, we hired our current President and Chief Executive Officer, Adrian Adams. The loss of Mr. Adams as our President and Chief Executive Officer could have a material adverse effect on our operations and business. Due to intense competition for personnel from other companies, academic institutions, government entities, and other organizations, we may be unsuccessful in attracting and retaining key personnel. The loss of key personnel, or the inability to attract and retain the additional, highly-skilled employees required for the expansion of our activities, could adversely affect our business and operating results.

Many of our products are still under development.

     Although we have obtained clearance from the FDA to market the Niaspan and Advicor products, we may be unsuccessful in effectively formulating any of our other products as planned. Further, we may not be successful in demonstrating the safety and efficacy of such products in human clinical trials. These trials may be costly and time-consuming. The administration of any product we develop may produce undesirable side effects that could result in the interruption, delay or suspension of clinical trials, or the failure to obtain FDA or other regulatory approval for any or all targeted indications. Even if regulatory approval is secured, our products under development may later produce adverse effects that limit or prevent their widespread use or that necessitate their withdrawal from the market. We may discontinue the development of any of our products under development at any time.

We cannot ensure the validity or protection of our intellectual property rights or patent rights.

     Our ability to commercialize any of our products under development will depend, in part, on our, or on our licensors’, ability to obtain patents, enforce those patents, preserve trade secrets, and operate without infringing on the proprietary rights of third parties. In addition, the patents that we have been issued or for which we have applied relating to Niaspan, Advicor and certain of our products under development are based on, among other things, the extended-release characteristic of the niacin active ingredient and methods of treating hyperlipidemia. If the indications treated by Niaspan, Advicor and such other products under development could be treated using drugs without such extended-release characteristics and methods, such patents and patent applications may not prevent the use of other niacin-based drugs for the treatment of such indications, which would have a material adverse effect on our business. Further, we would be adversely affected if:

•	The patent applications licensed to or owned by us do not result in issued patents;

•	Meaningful patent protection is not secured for any particular technology; or

•	Any patents that have been or may be issued to us or our licensors, including the patents covering our Niaspan and Advicor products, are held by a court to be invalid or unenforceable.

     In general, the U.S. patents and patent applications owned by or licensed to us relate to certain extended-release niacin compositions and their methods of use. Protection of the chemical entity is not available for the active ingredient in Niaspan, or either of the active ingredients in Advicor. Moreover, the active ingredient in Niaspan, niacin, is currently sold in the United States and other markets for lipid altering and for other uses. The additional active ingredient in Advicor, lovastatin, is also currently sold in the United States and other markets for lipid altering indications. Even in jurisdictions where the use of the active ingredients in Niaspan and Advicor for lipid altering and other indications may be covered by the claims of method-of-use and composition patents owned by or licensed to us, off-label sales might occur that would be difficult to prevent through enforcement of our patents, especially if another company markets the active ingredient at a price that is less than the price of Niaspan or Advicor, thereby potentially reducing the sales of such products.

     The U.S. Patent and Trademark Office (the “PTO”) has issued U.S. Patent numbers 6,129,930 and 6,080,428 to us with claims related to Niaspan composition and method-of-use. In addition, on June 18, 2002, the PTO issued U.S. Patent number 6,406,715 related to certain unique pharmacokinetic features of our inventive extended-release niacin compositions, including Niaspan and Advicor. On February 7, 1997, we entered into an agreement with a generic manufacturer pursuant to which we have granted cross-licenses to each other under our respective patents. We subsequently purchased the patents that were the subject of the cross-license agreement and agreed to continue paying a royalty to the manufacturer on terms similar to those contained in the cross-license agreement.

     We have also received patents and have filed patent applications covering technologies pertaining to propellant-driven aerosol formulations that do not contain chlorofluorocarbons. We are aware that certain European and U.S. patents have been issued with claims covering products that contain certain propellant-driven aerosol formulations that do not contain chlorofluorocarbons. It may be argued that certain or all of our aerosol products under development may use a formulation covered by such European or U.S. patents. If such an argument were upheld, we would be prevented from making, using or selling such products unless we obtain a license under such patents, which license may not be available on commercially reasonable terms, or at all, or unless such patents are determined to be invalid in Europe or invalid or unenforceable in the United States. Our development of products that may be covered by such patents and our failure to obtain licenses under such patents in the event such patents are determined to be valid and enforceable could have an adverse effect on our business.

     On January 23, 2002, we received notice from Barr Laboratories, Inc. that it had filed with the FDA an ANDA that would, if approved, allow Barr to market a generic version of our 1000 mg Niaspan product. On May

12, 2003, Barr announced that it received tentative approval from the FDA for its generic version of our 1000mg Niaspan product. Under the patent laws of the United States, the filing of an ANDA for a pharmaceutical composition or method of use that is currently protected by a patent, such as Niaspan, constitutes an act of infringement. As a result, on March 4, 2002, we filed a patent infringement lawsuit against Barr in the United States District Court for the Southern District of New York. On March 11, 2002, we filed an amended complaint. In this lawsuit, we assert that Barr has infringed the ‘428 and ‘930 patents. Under the FDA statute, the filing of a patent infringement suit by us suspends the ANDA approval process for 30 months or until the infringement suit is resolved. On March 25, 2002, Barr answered the amended complaint by denying that the ‘428 and ‘930 patents are valid and infringed, and seeking a declaratory judgment to that effect. On August 19, 2002, Barr amended its answer to add counterclaims requesting a declaratory judgment that two other patents owned by us, U.S. patent number 5,126,145 and 5,268,181, are not infringed, and that the ‘181 patent is invalid.

     On July 9, 2002, we received notice from Barr that it had filed an ANDA with the FDA that would, if approved, allow Barr to market generic versions of our 500 mg and 750 mg Niaspan products. On June 16, 2003, Barr announced that it received tentative approval from the FDA for its generic versions of our 500 mg and 750 mg Niaspan products. On August 13, 2002, we filed a second patent infringement lawsuit against Barr also in the Southern District of New York. Again, we asserted that Barr has infringed the ‘428 and ‘930 patents. On September 3, 2002, Barr answered the complaint by denying infringement and alleging that the patents are invalid. Barr also sought a declaratory judgment that the ‘428, ‘930, ‘145, and ‘181 patents are not infringed, and that the ‘428, ‘930, and ‘181 patents are invalid. The two cases were consolidated on September 23, 2002.

     On September 30, 2002, we received notice from Barr that it had filed a Supplemental Paragraph IV Certification relating to our ‘715 patent. We filed a third lawsuit on November 12, 2002, against Barr in the Southern District of New York asserting infringement of this patent. On December 3, 2002, Barr answered the complaint by denying that the ‘715 patent is valid and infringed, and seeking a declaratory judgment of invalidity. Barr also sought a declaratory judgment that the ‘428, ‘930, ‘145, and ‘181 patents are not infringed, and that the ‘428, ‘930 and ‘181 patents are invalid. The third case was consolidated with the first two on January 23, 2003. On March 4, 2003, we replied to Barr’s declaratory judgment counterclaims by denying that our patents are invalid or not infringed. We also sought a declaratory judgment that one or more of Barr’s products will infringe the ‘145 and ‘181 patents.

     There can be no assurance that we will be successful in defending our patents in the Barr litigation. If we are not successful in defending our patents, Barr and other competitors may be able to produce and market generic versions of our Niaspan products, which could be sold at prices lower than those charged by us. This would have a material adverse effect on our business and financial results. We are unable to estimate the economic impact if we are not successful in defending our patents.

     Because the patent positions of pharmaceutical and biotechnology companies are highly uncertain and involve complex legal and factual questions, the patents owned and licensed by us, or any future patents, may not prevent other companies from developing competing products or ensure that others will not be issued patents that may prevent the sale of our products or require licensing and the payment of significant fees or royalties by us. Furthermore, to the extent that (1) any of our future products or methods are not patentable, (2) such products or methods infringe upon the patents of third parties, or (3) our patents or future patents fail to give us an exclusive position in the subject matter to which those patents relate, we will be adversely affected. We may be unable to avoid infringement of third party patents and may have to obtain a license, or defend an infringement action and challenge the validity of the patents in court. A license may be unavailable on terms and conditions acceptable to us, if at all. Patent litigation is costly and time consuming, and we may be unable to prevail in any such patent litigation or devote sufficient resources to even pursue such litigation. If we do not obtain a license under such patents, or if we are found liable for infringement and if we are not able to have such patents declared invalid, we may be liable for significant money damages, may encounter significant delays in bringing products to market, or may be precluded from participating in the manufacture, use, or sale of products or methods of treatment requiring such licenses.

Our business is subject to extensive government regulation.

     Our research and development activities, preclinical studies, clinical trials, and the manufacturing and marketing of our products are subject to extensive regulation by the FDA. The drug development and approval process takes many years and requires the expenditure of substantial resources. Data obtained from preclinical and clinical activities are susceptible to varying interpretations that could delay, limit, or prevent regulatory approval. Although we may consult the FDA for guidance in developing protocols for clinical trials, despite such consultation, the FDA may find the clinical trials inadequate or not well-controlled. They may also reject the results of those trials altogether. In addition, delays or rejections of applications for regulatory approval may result from changes in or additions to FDA regulations concerning the drug approval process. Thus, regulatory reviews may be untimely and regulatory approvals could be denied for products developed by us. Even if regulatory approval of a product is obtained, the approval will be limited as to the indicated uses for which it may be promoted or marketed. In addition, a marketed drug, its bulk chemical supplier, its manufacturer, and its manufacturing facilities are subject to continual regulatory review and periodic inspections, and later discovery of previously unknown problems with a product, supplier, manufacturer, or facility may result in restrictions on such products or manufacturers, which may require a withdrawal of the product from the market. Failure to comply with the applicable regulatory requirements in the United States or abroad can, among other things, result in fines, suspensions of regulatory approvals, seizure of products, product recalls, operating restrictions, and criminal prosecution, any of which could have a material adverse effect on us. There can be no assurance that a regulatory agency to which we are subject will not take action that will negatively affect our ability to make and sell products.

     Outside the United States, our research and development activities, preclinical studies, clinical trials, and the manufacturing and marketing of our products are subject to extensive foreign regulation. In the European Union, the approval of new drugs is governed by the central approval or mutual recognition procedures of the European Medicines Evaluation Agency. In 1999, we received marketing approval for Niaspan in the United Kingdom, and in 2002, submitted Advicor for marketing approval in the United Kingdom. Niaspan was entered into Europe’s Mutual Recognition Procedure in September 2003. Pursuant to our agreement with Merck, we are responsible for obtaining initial marketing authorization for the Niaspan or Advicor products in all countries in the European Union. There could be delays or rejections in applications for regulatory approval in Europe and in other countries, as well as a requirement of completion of additional preclinical and clinical studies. The process of obtaining regulatory approval could be costly. In addition, competitors of ours may obtain regulatory approval for similar products. Even if regulatory approval of a product is obtained, the approval will be limited as to the indicated uses for which it may be promoted or marketed, and the product will be subject to a continual regulatory review and inspections, which, if previously unknown problems are discovered, may result in restrictions on the products and manufacturers, which may require a withdrawal of the product from the market. In addition, individual countries will have pricing, third party reimbursement and labeling approvals necessary for the manufacture, distribution, use and sale of products with which we must comply. Moreover, because the legislative and regulatory environment continues to evolve in the U.S. and abroad, it is difficult to predict the impact of legislation and regulations on us and our products.

     Our business is also subject to regulation under state, federal and local laws, rules, regulations, and policies relating to the protection of the environment and health and safety, including those governing the use, generation, manufacture, storage, air emission, effluent discharge, handling, and disposal of certain materials. We believe that we are in compliance in all material respects with all such laws, rules, regulations, and policies applicable to us. However, non-compliance with such environmental and health and safety laws and regulations in the future would require us to incur significant costs to comply. Our research and development involves the controlled use of hazardous materials. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by applicable state, federal, and local regulations, the risk of contamination or injury from these materials cannot be completely eliminated. In the event of such contamination or injury, we could be held liable for any damages that result and any such liability could exceed our resources and materially adversely affect our business, financial condition and results of operations.

We may be required to scale up our manufacturing facilities.

     We currently manufacture the Niaspan and Advicor products in one manufacturing plant in Edison, New Jersey that has been inspected and approved by the FDA for both Niaspan and Advicor. We may need to further scale-up certain of our current manufacturing processes to achieve production levels consistent with the commercial sale of our products for both the U.S. and international use. Further, modifications to the facilities, systems, and procedures may be necessary to maintain capacity at a level sufficient to meet market demand or to maintain compliance with current good manufacturing practices regulations and other regulations prescribed by various regulatory agencies including the Occupational Safety and Health Administration and the Environmental Protection Agency. Our failure to successfully further scale-up, expand in connection with manufacture for commercial sale, or modify our manufacturing process or to comply with current good manufacturing practices regulations and other regulations could delay the approval of our products under development or limit our ability to meet the demand for our products, any of which would have a material adverse effect on us. Such occurrences may require us to acquire alternative means of manufacturing our products, which may not be available on a timely basis, on commercially practicable terms, or at all.

We depend on materials for our products that are supplied by a single source.

     Some materials used in our products, including the active ingredients in Niaspan and Advicor, are currently sourced from single qualified suppliers. We have not established arrangements with alternative suppliers for these ingredients, although we believe that we can obtain an alternative supply of lovastatin, one of the two active ingredients in Advicor, if necessary. Although we have maintained a business relationship with this niacin supplier since 1993, and have not experienced difficulty to date in acquiring niacin, or other materials for product development, additional product validations and regulatory submissions would be required if supply interruptions were to occur in the future or if we had to obtain substitute materials. Similarly, our source for lovastatin is relatively inexperienced as a supplier of such ingredient. Although we have maintained a business relationship with our lovastatin supplier since 1997, and this supplier is experienced as a supplier of other pharmaceutical grade active ingredients, this supplier may be unable to meet our requirements for lovastatin on a sustained basis, at an acceptable quality standard, or at a commercially viable price. In such an event, we would be forced to obtain an alternative supplier of lovastatin. Any interruption of raw material supply, for any reason, in any of the required ingredients for our products could have a material adverse effect on our ability to manufacture our products or to obtain or maintain regulatory approval of such products.

We may be subject to product liability claims from the use of our products.

     Manufacturing, marketing, selling, and testing Niaspan, Advicor, and our products under development entails a risk of product liability. On August 8, 2001, Bayer AG, removed its statin product, Baycol, from the market because of multiple deaths attributed to a rare form of a muscle disorder called rhabdomyolysis. As a result of the removal of Baycol from the market, however, the side affects of statin products have been subject to increased scrutiny. Although the statin component of Advicor has been approved by the FDA and marketed for nearly 15 years and is a different drug compound than that which was used in Baycol, to the extent that patients who take Advicor develop serious adverse side affects, such as rhabdomyolysis, or associate the adverse events experienced by some Baycol patients with all other statin products, including our Advicor product, it would have a material adverse effect on our business. We could be subject to product liability claims in the event that our products or products under development fail to perform as intended. Even unsuccessful claims could result in the expenditure of funds in litigation and the diversion of management time and resources and could damage our reputation and impair the marketability of our products. While we currently maintain liability insurance, we may not be able to maintain such insurance at a commercially reasonable cost. If a successful claim were made against us, and the amount of insurance were inadequate to cover the costs of defending against or paying such a claim, or the damages payable by us, we would experience a material adverse effect on our business, financial condition, and results of operations and on the price of our Common Stock.

Registration rights held by certain of our shareholders may have an adverse effect on our common stock.

     We have granted certain registration rights to our controlling shareholder, Mr. Jaharis, his spouse, and their transferees, and to Kos Investments, Inc. and Kos Holdings, Inc., which entitle such persons and entities to cause us to effect an unlimited number of registrations under the Securities Act of 1933 of sales of up to an aggregate of 24,753,367 shares of our Common Stock owned or controlled by such persons or entities or that could be acquired by such person or entities upon exercise or conversion of securities they currently hold. These registration rights generally would also permit the holders of such rights to include shares in any registration statement otherwise filed by us. By exercising these registration rights, these persons and entities could cause a large number of shares to be registered and become freely tradeable without restrictions under the Securities Act (except for those purchased in the offering by our affiliates) immediately upon the effectiveness of such registration. Such sales may have an adverse effect on the market price of our Common Stock and could impair our ability to raise additional capital.

The price of our common stock may be subject to volatile changes.

     The stock market, including the Nasdaq National Market, on which our shares are listed, has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market price of our Common Stock, like the stock prices of many publicly traded pharmaceutical and biotechnology companies, has been and may continue to be highly volatile.

     The following table sets forth, for the fiscal periods indicated, the range of high and low prices for trades of our Common Stock on the Nasdaq National Market System.

Year Ended December 31, 1999	High	Low

First Quarter	$7.00	$4.00
Second Quarter	5.75	4.13
Third Quarter	7.75	4.38
Fourth Quarter	6.38	4.38

Year Ended December 31, 2000
First Quarter	$22.13	$5.30
Second Quarter	18.56	10.00
Third Quarter	17.88	10.75
Fourth Quarter	25.13	13.63

Year Ended December 31, 2001
First Quarter	$21.13	$14.31
Second Quarter	38.00	16.75
Third Quarter	40.69	23.45
Fourth Quarter	36.90	23.45

Year Ended December 31, 2002
First Quarter	$35.27	$19.30
Second Quarter	29.16	15.50
Third Quarter	20.70	10.03
Fourth Quarter	24.16	10.38

Nine Months Ended September 30, 2003
First Quarter	$20.89	$15.51
Second Quarter	27.10	16.79
Third Quarter	42.86	22.50

     The sale by our controlling shareholder or members of our management of shares of Common Stock, announcements of technological innovations or new commercial products by us or our competitors, developments or disputes concerning patent or proprietary rights, publicity regarding actual or potential medical results relating to the Niaspan and Advicor products or to products under development by us or our competitors, regulatory developments in either the United States or foreign countries, public concern as to the safety of pharmaceutical and biotechnology products, and economic and other external factors, as well as the trend of prescriptions for the Niaspan product and the Advicor product after its launch and the period-to-period fluctuations in sales or other financial results, among other factors, may have a significant impact on the market price of our Common Stock.

Our Articles of Incorporation and Bylaws contain certain anti-takeover provisions.

     Certain provisions of our Articles of Incorporation and Bylaws generally permit removal of directors only for cause by a 60% vote of the shareholders, require a 60% vote of the shareholders to amend our Articles of Incorporation and Bylaws, require a demand of at least 50% of our shareholders to call a special meeting of shareholders, and prohibit shareholder actions by written consent. Certain of such provisions also allow the Board of Directors to authorize the issuance of Preferred Stock with rights superior to those of the Common Stock. Moreover, provisions of the Florida Business Corporation Act, to which we are subject, prohibit the voting of shares that are acquired in certain takeovers without the approval of the Board of Directors or the approval by a majority of the corporation’s voting shares. Accordingly, the forgoing provisions could prevent the removal of our current directors and management, or discourage a third party from attempting to acquire, or make it more difficult for a third party to acquire, control of us.

RATIO OF EARNINGS TO FIXED CHARGES

     The following are the consolidated ratios of earnings to fixed charges and the dollar amount of the deficiency for the six-month periods ended June 30, 2003 and 2002, and each of our fiscal years in the five-year period ended December 31, 2002:

						Six Months Ended
		Year Ended December 31,				June 30,

	1998	1999	2000	2001	2002	2003	2002

Ratio of earnings (loss) to fixed charges(1)	—	—	—	1.3	—	11.3	—
Earnings to Fixed Charges, Deficiency (in thousands)(2)	$(79,161)	$(54,552)	$(35,265)		$(20,816)		$(26,559)

(1)	For purposes of computing this consolidated ratio, earnings consist of income (loss) from continuing operations before taxes plus fixed charges. Fixed charges consist of interest charges and that portion of net rental expense considered to represent an interest component.

(2)	As earnings for the reported periods were insufficient to cover fixed charges, the dollar amount of the earnings deficiency is reported herein.

DESCRIPTION OF SECURITIES

General

     Our authorized capital stock consists of 50,000,000 shares of common stock having a par value of $.01 per share and 10,000,000 shares of preferred stock having a par value of $.01 per share. As of September 30, 2003, 21,977,282 shares of common stock and no shares of preferred stock were outstanding. An additional 7,968,410 shares of common stock may be issued upon the exercise of outstanding stock options, and an additional 16,183,299 shares of common stock may be issued upon the conversion or exercise of convertible promissory notes and warrants issued in connection with our credit facilities with our controlling shareholder.

Description of Our Common Stock

     Each holder of our common stock is entitled to one vote for each share held. Shareholders do not have the right to cumulate their votes in elections of directors. Accordingly, holders of a majority of the issued and outstanding common stock will have the right to elect all of our directors and otherwise control the affairs of the Company. The common stock is not redeemable, does not have any conversion rights and is not subject to call. Holders of shares of common stock have no preemptive rights to maintain their percentage of ownership in future offerings or sales of our stock.

     Holders of common stock are entitled to dividends on a pro rata basis upon declaration of dividends by the Board of Directors. Dividends are payable only out of funds legally available for the payment of dividends. The Board of Directors is not required to declare dividends, and it currently expects to retain earnings to finance the development of our business.

     Upon a liquidation of the Company, holders of the common stock will be entitled to a pro rata distribution of our assets, after payment of all amounts owed to our creditors, and subject to any preferential amount payable to holders of our preferred stock, if any. Holders of common stock have no preemptive, subscription, conversion, redemption or sinking fund rights.

Listing

     Our common stock is listed on the Nasdaq National Market under the symbol “KOSP.”

Transfer Agent and Registrar

     American Stock Transfer & Trust Company has been appointed the transfer agent and registrar for our common stock. Its address is 40 Wall Street, New York, New York 10005.

Description of Our Preferred Stock

     Under our Articles of Incorporation, our Board of Directors may direct the issuance of up to 10,000,000 shares of preferred stock in one or more series and with rights, preferences, privileges and restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, that may be fixed or designated by our Board of Directors from time to time without any further vote or action by our shareholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control. Preferred stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. The specific terms of a particular series of preferred stock will be described in the prospectus supplement relating to that series. The description of preferred stock set forth below and the description of the terms of a particular series of preferred stock set forth in the related prospectus supplement do not purport to be complete and are qualified in their entirety by reference to the designations relating to that series and filed with the Secretary of the Department of State of the State of Florida. The related prospectus supplement will contain a description of certain United States Federal income tax consequences relating to the purchase and ownership of the series of preferred stock described in such prospectus supplement.

     The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the Articles of Amendment setting forth the designations relating to such series. A prospectus supplement relating to each series will specify the terms of the preferred stock as follows:

     (a)  The maximum number of shares to constitute the series and the distinctive designation thereof;

     (b)  The annual dividend rate, if any, on shares of the series, whether such rate is fixed or variable or both, the date or dates from which dividends will begin to accrue or accumulate, the conditions for payment of dividends, and whether dividends will be cumulative;

     (c)  The price at and the terms and conditions on which the shares of the series may be redeemed, including the time during which shares of the series may be redeemed and any accumulated dividends thereon that the holders of shares of the series shall be entitled to receive upon the redemption thereof;

     (d)  The liquidation preference, if any, and any accumulated dividends thereon, that the holders of shares of the series shall be entitled to receive upon our liquidation, dissolution or winding up of our affairs;

     (e)  Whether or not the shares of the series will be subject to operation of a retirement or sinking fund, and, if so, the extent and manner in which any such fund shall be applied to the purchase or redemption of the shares of the series, and the terms and provisions relating to the operation of such fund;

     (f)  The terms and conditions, if any, on which the shares of the series shall be convertible into or exchangeable for shares of our common stock, including the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;

     (g)  The voting rights, if any, on the shares of the series; and

     (h)  Any or all other preferences and relative, participating, optional or other special rights or qualifications, limitations or restrictions thereof.

Description of the Warrants to Purchase Our Common Stock or Our Preferred Stock

     The following statements with respect to the common stock warrants and preferred stock warrants, collectively, the stock warrants, are summaries of, and subject to, the detailed provisions of a warrant agreement to be entered into by us and a warrant agent to be selected at the time of issue, which stock warrant agreement may include or incorporate by reference standard warrant provisions substantially in the form of the standard stock warrant provisions filed as an exhibit to the registration statement or other provisions set forth in the stock warrant agreement which will be filed as an exhibit to or incorporated by reference in the registration statement.

General

     The stock warrants may be issued under the stock warrant agreement independently or together with any other securities offered by any prospectus supplement and may be attached to or separate from such other securities. If stock warrants are offered, the related prospectus supplement will describe the terms of the stock warrants, including without limitation the following: (i) the offering price, if any; (ii) the designation and terms of the common stock or preferred stock purchasable upon exercise of the stock warrants; (iii) the number of shares of common stock or preferred stock purchasable upon exercise of one stock warrant and the initial price at which such shares may be purchased upon exercise; (iv) the date on which the right to exercise the stock warrants shall commence, the date on which such right shall expire and whether we have the ability to extend the exercise period; (v) federal income tax consequences; (vi) call provisions, if any; (vii) the currency, currencies or currency units in which the offering price, if any, and exercise price are payable; (viii) the antidilution provisions of the stock warrants; and (ix) any other terms of the stock warrants. The shares of common stock or preferred stock issuable upon exercise of the stock warrants will, when issued in accordance with the stock warrant agreement, be fully paid and nonassessable. If we maintain the ability to reduce the exercise price of any stock warrant and such right is triggered, we will comply with the federal securities laws, including Rule 13e-4 under the Securities Exchange Act of 1934, to the extent applicable.

Exercise of Stock Warrants

     Stock warrants may be exercised in the manner set forth in the applicable prospectus supplement. Duly exercised stock warrants will be delivered to the transfer agent for the common stock or the preferred stock, as the case may be. Upon receipt thereof, the transfer agent shall deliver or cause to be delivered, to or upon the written order of the exercising warrantholder, the number of shares of common stock or preferred stock purchased. If fewer than all of the stock warrants held by a warrantholder are exercised, a new stock warrant representing the unexercised stock warrants shall be delivered to the exercising warrantholder.

Antidilution Provisions

     The exercise price payable and the number of shares of common stock or preferred stock, as the case may be, purchasable upon the exercise of each stock warrant will be subject to adjustment in certain events, including the issuance of a stock dividend to holders of common stock or preferred stock, respectively, or a combination, subdivision or reclassification of common stock or preferred stock, respectively. In lieu of adjusting the number of shares of common stock or preferred stock purchasable upon exercise of each stock warrant, we may elect to adjust the number of stock warrants. No adjustment in the number of shares purchasable upon exercise of the stock warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. We may, at our option, reduce the exercise price at any time. No fractional shares will be issued upon exercise of stock warrants, but we will pay the cash value of any fractional shares otherwise issuable. Notwithstanding the foregoing, in case of any consolidation, merger, or sale or conveyance of the property in its entirety or substantially in its entirety, the holder of each outstanding stock warrant shall have the right upon the exercise thereof to the kind and number of shares of stock and other securities and property (including cash) receivable by a holder of the number of shares of common stock or preferred stock into which such stock warrants were exercisable immediately prior thereto.

No rights as Stockholders

     Holders of stock warrants will not be entitled, by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice as stockholders with respect to any meeting of shareholders for the election of our directors or any other matter, or to exercise any rights whatsoever as our shareholders.

Certain Anti-Takeover Provisions

Provisions Contained in Our Articles of Incorporation and Bylaws

     Our Articles of Incorporation, or Articles, permit removal of directors only for cause by our shareholders at a meeting by the affirmative vote of at least 60% of the outstanding shares entitled to vote for the election of directors. Our Articles provide that any vacancy on the Board of Directors may be filled only by the remaining directors then in office.

     Our Articles also contain provisions which require: (i) the affirmative vote of 60% of our voting stock to amend our Articles or Bylaws; and (ii) the demand of not less than 50% of all votes entitled to be cast on any issue to be considered at a proposed special meeting to call a special meeting of shareholders. In addition, our Articles require that all shareholder action, including the election of directors, be taken by means of a vote at a duly convened shareholders meeting and not by use of written consents.

     Our Bylaws establish an advance notice procedure for the nomination of candidates for election as directors by shareholders as well as for shareholder proposals to be considered at shareholders’ meetings.

     Our Articles currently authorize the issuance of 50,000,000 shares of common stock and 10,000,000 shares of preferred stock. We could issue this authorized and available common stock and preferred stock (within the limits imposed by applicable law and the rules of the Nasdaq National Market), generally without further shareholder approval, and use such stock to discourage a change in control of the Company. For example, we could privately place shares with purchasers who might side with the Board of Directors in opposing a hostile takeover bid.

     The above-described provisions may have certain anti-takeover effects. Such provisions, in addition to the provisions described below, may make it more difficult for persons, without the approval of our Board of Directors, to make a tender offer or acquire substantial amounts of the common stock or launch other takeover attempts that a shareholder might consider in such shareholder’s best interests, including attempts that might result in the payment of a premium over the market price for the common stock held by such shareholder.

Certain Provisions of Florida Law

     We are subject to several anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law, unless the corporation has elected to opt out of those provisions in its articles of incorporation or bylaws. We have not elected to opt out of certain of those provisions. The Florida Business Corporation Act prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a “control share acquisition” unless the holders of a majority of the corporation’s voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition or unless the acquisition is approved by the corporation’s board of directors. A “control share acquisition” is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of such voting power (ii) one-third or more but less than a majority of such voting power; and (iii) more than a majority of such voting power.

     The Florida Business Corporation Act also contains an “affiliated transaction” provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder” unless (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder, (ii) the interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years or (iii) the transaction is approved by the holders of two-thirds of the corporation’s voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation’s outstanding voting shares. Our Articles provide that the Florida Business Corporation Act’s affiliated transaction voting requirements will not apply to us.

USE OF PROCEEDS

     The net proceeds of our sales of common stock are expected to be used to fund our research and development and working capital needs and may also be used to acquire other products or companies. We have not entered into any agreement for the acquisition of any other product or company. This prospectus also relates to our common stock to be offered for sale for the account of a certain Selling Shareholder named under the caption “Selling Shareholder” in this prospectus and any amendment to this prospectus. We will not receive any of the proceeds from the sale of shares of our common stock by the Selling Shareholder.

SELLING SHAREHOLDER

     1,500,000 of the shares of common stock to be sold from time to time hereunder are being offered by Wilson Point Holdings LP, and will be issued upon the conversion of a $25 million convertible promissory note into shares of our common stock. This $25 million note was originally issued by us on September 1, 1999 in connection with a $50 million credit facility with Michael Jaharis, our controlling shareholder. Mr. Jaharis subsequently made a gift of one-half of the outstanding indebtedness, $25 million, to his wife, Mary Jaharis, who subsequently contributed such indebtedness to Wilson Point Holdings LP., a limited partnership controlled by her. Upon the conversion of the entire $25 million promissory note now held by Wilson Point Holdings LP, $25 million of our outstanding indebtedness under such credit facility will be extinguished without further payment by us.

Selling Shareholder Table

     The following table lists the following information with respect to the Selling Shareholder: (i) the Selling Shareholder’s name and position, office or material other relationships (if any) that the Selling Shareholder has or had with us or any of our predecessors or affiliates within the past three years; (ii) the number of outstanding shares of common stock beneficially owned by the Selling Shareholder prior to this offering (excluding shares issuable upon exercise of certain options by the Selling Shareholder); (iii) the number of shares of common stock to be beneficially owned by the Selling Shareholder after the completion of this offering assuming the sale of all of the shares of common stock offered by the Selling Shareholder (excluding shares issuable upon exercise of certain options by the Selling Shareholder); and (iv) the percentage of outstanding shares of common stock to be beneficially owned by the Selling Shareholder after the completion of this offering assuming the sale of all of the shares of common stock offered by the Selling Shareholder and based on 21,977,282 shares of our common stock outstanding on September 30, 2003.

     The Selling Shareholder may sell all, some or none of its shares in this offering. See “Plan of Distribution”.

	Shares Owned		Shares Owned After
	Before the	Shares to be	the Offering
	Offering	Offered
Name and Position	Number	Number	Number	Percent

Wilson Point Holdings LP(1)	5,091,649	1,500,000	3,591,649	13.3%

(1)	Wilson Point Holdings, LP is a limited partnership, the managing general partner of which is controlled by Mary Jaharis. Mary Jaharis is the wife of Michael Jaharis, who is our controlling shareholder. Mary Jaharis owns an additional 44,227 shares of our Common Stock that are not being offered for sale under this Prospectus.

The preceding table represents the holdings by the Selling Shareholder based upon our best knowledge. The Selling Shareholder identified above may have sold, transferred or otherwise disposed of in transactions exempt from the requirements of the Securities Act, all or a portion of its Common Stock since the date as of which the information in the preceding tables is presented. Information concerning the Selling Shareholder may change from time to time, which changed information will be set forth in supplements to this prospectus if and when necessary. Because the Selling Shareholder may offer all or some of the Common Stock that it holds, we cannot give an estimate as to the amount of Common Stock that will be held by the Selling Shareholder upon the termination of this offering. See “Plan of Distribution.”

PLAN OF DISTRIBUTION

     We and the Selling Shareholder may, from time to time, sell securities (i) through underwriters or dealers; (ii) directly to one or more purchasers; (iii) through agents; or (iv) through a combination of any such methods of sale.

     We will pay all fees and expenses of registering the shares of common stock being offered in this prospectus.

     A prospectus supplement will set forth the terms of the offering of the securities offered thereby, including the name or names of any underwriters, the purchase price of the securities, and the proceeds to us from the sale, any underwriting discounts and other items constituting underwriters’ compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchange or market on which the securities may be listed. Only underwriters so named in such prospectus supplement are deemed to be underwriters in connection with the securities offered thereby.

     If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the securities of the series offered by the prospectus supplement if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     In connection with underwritten offerings of securities, certain underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the securities. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, pursuant to which such persons may bid for or purchase securities for the purposes of stabilizing their market price. The underwriters also may create a short position for their respective accounts by selling more securities in connection with this offering than they are committed to purchase from us, and in such case may purchase securities in the open market following completion of the offering to cover all or a portion of such short position. The underwriters may also cover all or a portion of such short position, up to a specified aggregate principal amount or number of securities, by exercising any underwriters’ over-allotment option that may be applicable with respect to the particular underwritten offering. In addition, the managing underwriter for the particular offering, on behalf of the underwriters, may impose penalty bids under contractual arrangements between the underwriters whereby it may reclaim from an underwriter (or dealer participating in this offering) for the account of the underwriters, the selling concession with respect to securities that are distributed in the relevant offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if any are undertaken, they may be discontinued at any time.

     Agents and underwriters may be entitled under agreements entered into with us to indemnification against certain civil liabilities, including liabilities under the Securities Act or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

     Securities may also be sold directly by us or through agents designated by us from time to time. Any agent involved in the offering and sale of securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth in the prospectus supplement. Unless otherwise indicated in the related prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     In effecting sales, brokers and dealers engaged by the Selling Shareholder may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the Selling Shareholder, or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser, in amounts to be negotiated. These commissions or discounts are not expected to exceed those customary in the types of transactions involved.

     The Selling Shareholder and any broker-dealers or agents that participate with the Selling Shareholder in the sales of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with those sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     Sales of the securities may be effected by or for the account of one or more of the third parties from time to time in transactions (which may include block transactions) on any exchange or market on which such securities are listed or quoted, as applicable, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The third parties may effect such transactions by selling the securities directly to purchasers, acting as principals for their own accounts, or by selling their securities to or through broker-dealers acting as agents for the third parties, or to broker-dealers who may purchase securities as principals and thereafter sell such securities from time to time in transactions on any exchange or market on which such securities are listed or quoted, as applicable, in negotiated transactions, through a combination of such methods of sale, or otherwise. In effecting sales, broker-dealers engaged by third parties may arrange for other broker-dealers to participate. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the third parties and/or the purchasers of the securities for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     In connection with distributions of shares of common stock or otherwise, we may enter into hedging transactions with counterparties in connection with which such counterparties may sell shares of common stock registered hereunder in the course of hedging the positions they assume with us. Such counterparties may offer common stock through underwriters or dealers, directly to one or more purchasers, or through agents, and may effect sales in one or more transactions on the Nasdaq National Market or in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at other negotiated prices. We will not receive any of the proceeds from the sale of common stock by counterparties. A counterparty may be deemed to be an “underwriter” within the meaning of the Securities Act, and any commission received by it and any profit on the resale of the common stock purchased by it may be deemed to be underwriting commissions or discounts under the Securities Act. We may agree to bear all expenses of registration of any common stock offered by counterparties and may indemnify such counterparties against certain civil liabilities, including certain liabilities under the Securities Act.

LEGAL MATTERS

     The validity of the securities offered hereby will be passed on for us by Holland & Knight LLP, 701 Brickell Avenue, Suite 3000, Miami, Florida 33131.

EXPERTS

     The consolidated financial statements of Kos Pharmaceuticals, Inc. and subsidiaries appearing in our Annual Report on Form 10-K as of December 31, 2002, and for the year then ended, have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Kos Pharmaceuticals, Inc. and subsidiaries as of December 31, 2001 and for the years ended December 31, 2001 and 2000, incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent certified public accountants. Arthur Andersen was convicted on June 15, 2002 of federal obstruction of justice in connection with its actions regarding Enron Corp. and ceased to practice before the Securities and Exchange Commission as of August 31, 2002. Arthur Andersen has not consented to the incorporation herein by reference of their report with respect to their audit and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur

Andersen has not consented to the incorporation herein by reference of their report in this prospectus, purchasers of securities sold hereunder may have no effective remedy against Arthur Andersen in connection with a material misstatement or omission in the financial statements it audited. Moreover, the events arising out of Arthur Andersen’s conviction may adversely affect its ability to satisfy any successful claim.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s web site at www.sec.gov. The Company’s Internet address is www.kospharm.com.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

(1)	Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 26, 2003.

(2)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 14, 2003.

(3)	Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed with the SEC on August 12, 2003.

(4)	Current Report on Form 8-K filed with the SEC on May 6, 2003.

(5)	Current Report on Form 8-K filed with the SEC on July 31, 2003.

(6)	Current Report on Form 8-K filed with the SEC on August 1, 2003.

(7)	Proxy Statement for 2003 Annual Shareholders meeting filed with the SEC on March 27, 2003.

(8)	The description of our common stock included under the heading “Description of Securities” in the Kos Registration Statement on Form S-1 filed with the SEC on December 17, 1996 (File No. 333-17991), as amended.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

          Kos Pharmaceuticals, Inc.
          1001 Brickell Bay Drive, 25th Floor
          Miami, Florida 33131
          (305) 577-3464
          Attention: Investor Relations

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     Expenses to be paid by the Company in connection with the issuance of the securities being registered hereby are estimated as follows:

SEC registration fee	$4,328
Accounting fees and expenses	$10,000
Legal fees and expenses	$15,000
Miscellaneous	$672
Total	$30,000

Item 15. Indemnification of Directors and Officers.

     The Company has authority to indemnify its directors and officers to the extent provided in the Florida Business Corporation Act. Section 607.0850 of the Florida Business Corporation Act permits a Florida corporation to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his conduct was unlawful. However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances.

     The Bylaws provide that the Company shall indemnify its officers and directors to the fullest extent provided by law.

Item 16. Exhibits.

     The following exhibits are filed herewith:

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement

4.1(1)	Amended and Restated Articles of Incorporation of the Company

4.2(1)	Amended and Restated Bylaws of the Company

5*	Legal Opinion of Holland & Knight LLP

12.1	Computation of Ratio of Earnings to Fixed Charges

23.1	Consent of Holland & Knight LLP (included in opinion filed as Exhibit 5)

23.2	Consent of Ernst & Young LLP, independent certified public accountants

23.3	Notice Regarding Consent of Arthur Andersen LLP

24	Powers of Attorney

*	To be filed by amendment or as an exhibit to a document to be incorporated by reference herein.

(1)	Filed with our Registration Statement on Form S-1 (File No. 333-17991), as amended, filed with the Securities and Exchange Commission on December 17, 1996, and incorporated herein by reference.

Item 17. Undertakings.

     (a)  The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on the 10th day of October, 2003.

KOS PHARMACEUTICALS, INC.

By: /s/ Adrian Adams

Adrian Adams President and Chief Executive Officer

POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Adrian Adams and Juan F. Rodriguez and each of them, his true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact or his substitute or substitutes, any lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael Jaharis Michael Jaharis	Chairman Emeritus of the Board of Directors	October 10, 2003

/s/ Daniel M. Bell Daniel M. Bell	Chairman of the Board of Directors	October 10, 2003

/s/ Adrian Adams Adrian Adams	President, Chief Executive Officer and Director (Principal Executive Officer)	October 10, 2003

/s/ Robert E. Baldini Robert E. Baldini	Vice Chairman of the Board	October 10, 2003

/s/ Christopher P. Kiritsy Christopher P. Kiritsy	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	October 10, 2003

/s/ Juan F. Rodriguez Juan F. Rodriguez	Vice President, Controller (Principal Accounting Officer)	October 10, 2003

/s/ John Brademas John Brademas	Director	October 10, 2003

/s/ Steven Jaharis Steven Jaharis	Director	October 10, 2003

/s/ Mark Novitch Mark Novitch	Director	October 10, 2003

Frederick B. Whittemore	Director	October 10, 2003

Nicolaos E. Madias	Director	October 10, 2003

Exhibit Index

Exhibit Number	Description

12.1	Computation of Ratio of Earnings to Fixed Charges

23.2	Consent of Ernst & Young LLP, independent certified public accountants

23.3	Notice Regarding Consent of Arthur Andersen LLP

II-4